June 19, 2009
BY EDGAR
Mr. Mark Cowan
Securities and Exchange Commission
100 F St. NE
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	VALIC Company I (the “Registrant”)
File Numbers 2-83631 and 811-03738
CIK No. 0000719423
Dear Mr. Cowan:
          As counsel to the Registrant, I am transmitting for filing the definitive proxy statement for the Registrant under Section 14 of the Securities Act of 1934, as amended, concurrently with this letter. In response to your comments received on June 5, 2009, we have revised our disclosure to address each of your comments. The Registrant acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the Information Statement; (b) the Commission’s comments and changes to the disclosure in the Information Statement made in response to the Commission’s comments do not foreclose the Commission from taking any action with respect to the Information Statement; and (c) it may not assert the Commission’s comments or responses to the Commission’s comments as a defense in any proceeding initiated by the Commission or any person pursuant to U.S. federal securities laws.
          Please call me at (713) 831-3299 or Nori Gabert at (713) 831-5165 if you have any questions.
Sincerely,
//s// MARK MATTHES
Mark Matthes
Senior Counsel